Endava Announces the Acquisition of Exozet GmbH
London, UK, December 17, 2019 (NYSE “DAVA”) Endava announced today the acquisition of Exozet GmbH (“Exozet”), headquartered in Berlin, Germany. Exozet is a leading German digital agency delivering digital transformation from ideation to production using Agile development.
Exozet’s comprehensive service offering includes digital strategy, web applications, innovative software solutions applied to video content management, apps for a “Mobile First” experience, virtual & augmented reality and gaming technology.
Exozet brings to Endava a client list that includes well-known German multinationals Audi, Deutsche Telekom, Siemens and Europa Park, as well as experience in the broadcasting sector working with ZDF, Media Broadcast, BBC and others.
“I am very pleased to bring Exozet into the Endava family. Exozet’s focus is well aligned with Endava’s approach to digital transformation and innovation and gives a significant boost to our close-to-client German-speaking talent. Additionally, Exozet expands our credentials in immersive experiences, media management and the automotive and broadcasting sectors, all areas for which we see strong demand. Exozet’s product offering, combined with Endava’s wider skillset and capacity, can expand the opportunities for our existing clients as well as for new ones,” said John Cotterell, Endava’s CEO.
Exozet has a team of 156 employees based in Germany and Austria with end-to-end expertise from consulting to design, implementation and technical innovation.
“We are delighted to be joining Endava. We think this acquisition will be great for our clients and our people and we are excited about the opportunities this creates in Germany and beyond,” said Frank Zahn, Managing Director and Founder of Exozet.
ABOUT ENDAVA:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare.

Endava had 5,904 employees as of September 30, 2019 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.

ABOUT EXOZET:
Exozet is one of Germany’s leading agencies for digital transformation. With high passion and innovative spirit, the Berlin-based company supports its clients from ideation to prototype development to the finished solution. Exozet’s digital experts deliver through close collaboration, creative co-working methods like ideation workshops and an agile development process. Exozet realizes user-centric products, from websites, platforms and video solutions to mobile apps and mixed reality applications. Among their clients are well-known companies like Audi, the BBC, Deutsche Telekom, Siemens and ZDF. Exozet was founded in 1996 and has 156 employees with offices in Berlin and Vienna.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of the words “anticipate,” “expect,” "intend," “opportunities,” or "will," and other similar forward looking words or phrases and include, but are not limited to, the statements regarding the anticipated impact of the acquisition of Exozet on our business and the demand in the immersive experiences, media management and the automotive and broadcasting sectors. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to successfully integrate acquired businesses and personnel; the size of our addressable market and market trends; our ability to adapt to technological change and innovate solutions for our clients; our plans for growth and future operations, including our ability to manage our growth; our ability to effectively manage our international operations; our ability to retain existing clients and attract new clients; and the effects of increased competition as well as innovations by new and existing competitors in our market, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 25, 2019. In addition, the forward-looking statements included in this press release represent our views and expectations as of the date hereof and are based on information currently available to us. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.